EXHIBIT 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation Inc., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended September 30, 2011.  These financial statements can be found on SEDAR at www.sedar.com. As an SEC issuer (as defined under applicable Canadian securities laws),Student Transportation Inc.’s financial statements are prepared in accordance with United States generally accepted accounting principals (“US GAAP”).  The information in this Management’s Discussion and Analysis of the Financial Condition and Result of Operations is effective November 11, 2011.  Additional information about, and the Annual Information Form filed by, Student Transportation Inc., is available on SEDAR at www.sedar.com.

All references to “$” are to U.S. dollars and all references to “Cdn $” are to Canadian dollars.  All references to the Company are to either Student Transportation Inc. (“STI” or the “Company”), or to STI and its subsidiaries.

General

Student Transportation Inc. is a corporation established under the laws of the Province of Ontario.  STI, together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI, the “Issuer”), initially issued income participating securities (“IPSs”) pursuant to the Issuer’s initial public offering in December 2004 (the “IPS Offering”).  Each IPS consisted of one common share of STI and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC.  On December 21, 2009, the Company redeemed the remaining 14% subordinated notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.

STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”).  Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”).  STI currently holds a 99.1% interest in STA Holdings as at September 30, 2011 through its ownership of the Class A shares of STA Holdings.  The Company also owns 100% of the outstanding shares of Parkview Transit Inc. (“Parkview Transit”).   STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. (“STA, Inc.”), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

During fiscal year 2010, STI completed two issuances of convertible subordinated unsecured debentures.  On October 26, 2009, STI closed its offering of 7.5% convertible subordinated unsecured debentures (the “7.5% Convertible Debentures”) due October 31, 2014 at a price of Cdn $1,000 per debenture, for total gross proceeds of $42.1 million (Cdn $45 million), with an underwriters’ over-

allotment option to purchase an additional Cdn $6.7 million of 7.5% Convertible Debentures. On November 10, 2009, the full amount of the underwriters’ over-allotment option was exercised for total gross proceeds of $6.4 million.  On June 21, 2010, STI closed its offering of 6.75% convertible debentures (the “6.75% Convertible Debentures”) due June 30, 2015 at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50 million).

On June 7, 2011, the Company issued 6.25% convertible subordinated unsecured debentures (the “6.25% Convertible Debentures”) due June 30, 2018 at a price of US $1,000 per debenture, for total gross proceeds of $60 million.

The 7.5% Convertible Debentures, the 6.75% Convertible Debentures, and the 6.25% Convertible Debentures are collectively referred to as the “Convertible Debentures”.  The net proceeds from the sale of the Convertible Debentures were used to repay indebtedness under the Issuer’s credit facilities, which provided additional borrowing capacity, to fund the redemption of the outstanding 14% subordinated notes of STA ULC, and for general corporate purposes.

The Convertible Debentures have been recorded as debt on the balance sheet.  Each Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $5.15 per common share (the “7.5% Convertible Debenture Conversion Price”) which is equivalent to 194.1748 common shares for each $1,000 principal amount of 7.5% Convertible Debentures, a conversion price of Cdn $7.25 per common share (the “6.75% Convertible Debenture Conversion Price”) which is equivalent to 137.9310 common shares for each $1,000 principal amount of 6.75% Convertible Debentures, and at a conversion price of US $9.50 per common share (the “6.25% Convertible Debenture Conversion Price”) which is equivalent to 105.2632 common shares for each US $1,000 principal amount of 6.25% Convertible Debentures.

The 7.5% Convertible Debentures are not redeemable prior to October 31, 2012.  The Company will have the right, at its option, to redeem the 7.5% Convertible Debentures in whole or in part, from time to time, after November 1, 2012, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 7.5% Convertible Debenture Conversion Price.  The 6.75% Convertible Debentures are not redeemable prior to June 30, 2013.  The Company will have the right, at its option, to redeem the 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.75% Convertible Debenture Conversion Price.  The 6.25% Convertible Debentures are not redeemable prior to June 30, 2014. The Company will have the right, at its option, to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, after July 1, 2014, but prior to June 30, 2016, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.25% Convertible Debenture Conversion Price.  After June 30, 2016 and prior to maturity, the Company will have the right, at its option, to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole by issuing and delivering common shares for each Cdn $1,000 principal amount of the 7.5% and 6.75% Convertible Debentures, and US $1,000 principle amount of the 6.25% Convertible Debenture.  The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debenture indentures, to sell in the open market, to satisfy the Company’s obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

 The Company must commence, within 30 days of a Change of Control (as defined in the Convertible Debentures indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

The Company established a dividend reinvestment plan (the “Plan”) in May 2009 to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company.  The common shares issued under the Plan are issued directly from the treasury of STI at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount. Pursuant to the Plan, the Company issued 263,416 common shares during the three months September 30, 2011, having an approximate value of $1.6 million.

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005.  As part of the 2005 EIP plan formation, the shareholders of STI approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, at the annual general meeting, the shareholders of the Company approved an increase in the allotted number of Class B Series Two shares available for issuance under the EIP by 1,446,291.  These shares are accounted for as a liability upon issuance, as a result of a put option they contain. Participants have the right, each year, starting in fiscal year 2009, to “put” up to 20% of the shares awarded from the initial allotment of shares approved in December 2005.  Beginning in March 2010, the “put” option was revised, allowing participants to “put” up to one third of the shares they currently hold over the next three years.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those to be issued subsequent to the end of the IPS structure. Pursuant to the amendment, authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s.  The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends paid to the holders of STI common shares.  These shares are accounted for as a liability upon issuance, as a result of a put option they contain.  Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, one year immediately following the grant.  All new share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

As noted above, the Class B Series Two and Series Three common shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Series Three common shares are recorded as a component of other expense, net in the consolidated statement of operations.

During the three months ended September 30, 2011, a total of 18,269 Class B Series Two shares were “put” back to the Company, having a fair value of $0.2 million.  The total number of Class B Series Two common shares outstanding as at September 30, 2011 was 215,041.  The fair value of the Class B Series Two common shares outstanding at September 30, 2011 represents a liability of $2.0 million which is recorded in other current liabilities.

STA Holdings granted 485,814 Class B Series Three common shares during the fiscal year ended June 30, 2011, with 419,427 shares issued in the first quarter ended September 30, 2010.   These share grants were fully vested on the grant date. The Company recognized $2.5 million in non-cash stock based compensation expense related to these grants during the fiscal year ended June 30, 2011 based on the estimated fair value of these shares on the grant date, with $2.1 recognized during the first quarter ended September 30, 2010.   In connection with these grants, 97,295 shares were withheld at the election of the participants to satisfy income tax withholdings on the grants for the year ended June 30, 2011, with 96,097 shares withheld in the first quarter ended September 30, 2010.

During the three months ended September 30, 2011, STA Holdings granted 77,666 Class B Series Three common shares pursuant to the EIP.  The Company recognized $0.5 million in non-cash stock-based expense related to these grants during the first quarter ended September 30, 2011.  In addition pursuant to the liquidity provision of the EIP plan, 9,934 Class B Series Three common shares were “put” back to the Company having a fair value of $62 thousand dollars. The total number of Class B Series Three common shares outstanding as at September 30, 2011 was 606,266.  The fair value of the Class B Series Three common shares outstanding at September 30, 2011 represents a liability of $3.5 million, of which $2.0 million is recorded in other current liabilities.

During the twelve months ended June 30, 2011, certain holders of the 7.5% Convertible Debentures exercised their conversion rights and converted Cdn $26.1 million of convertible debentures into 4,985,420 shares of common stock at a conversion price of Cdn $5.15 per common share.

On July 13, 2011, the Company filed a Form 40-F registration statement with the United States Securities and Exchange Commission (the “SEC”) and a listing application with the NASDAQ-OMX, both in connection with the Company’s initial US listing of its common stock on the NASDAQ Global Select Market.

On September 1, 2011 the NASDAQ-OMX formally approved the Company’s listing application and on September 2, 2011 the SEC formally declared effective the Company’s Form 40-F registration statement.  As such, the Company became a “Foreign Private Issuer” under applicable US federal securities laws.  On September 6, 2011, the Company’s common shares commenced trading on the NASDAQ Global Select Market under the trading symbol STB. The Company’s common stock and convertible debentures will continue to be listed on the Toronto Stock Exchange.

During the three months ended September 30, 2011, the Company issued 193,200 common shares having an approximate value of $1.0 million in connection with conversions of the Company’s 7.5% Convertible Debentures.

Results of Operations (in 000’s of US$, except per share data)

Summary Table of Financial Results

	Three Months Ended
	September 30,
	2011	2010

Revenues	$51,104	$43,137

Costs and expenses
Cost of operations	45,693	37,343
General and administrative	8,917	6,802
Non-cash stock compensation	500	2,147
Acquisition expense	37	210
Depreciation and depletion expense	3,510	3,132
Amortization expense	774	897
Total operating expenses	59,431	50,531

Loss from operations	(8,327)	(7,394)

Interest expense	3,762	3,087
Unrealized loss (gain) on derivative contracts	1,601	(1,170)
Foreign currency loss (gain)	4,113	(540)
Other (income) expense, net	(1,036)	386

Loss before income taxes	(16,767)	(9,157)

Recovery of income taxes	(5,503)	(4,185)
Net loss	$(11,264)	$(4,972)

Basic and diluted net loss per common share	$(0.18)	$(0.09)

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves.  During the summer school break, revenue is derived primarily from summer camps and private charter services.  Since schools are not in session, there is no school bus transportation revenue.  Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break.  Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June.  A full year’s worth of depreciation is recorded in these ten months to correspond with the vehicles’ usage.  In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period.  These purchases have historically been funded by borrowings on the Company’s credit facility and through operating lease financings.

Managed and Leased Fleet Business

The Company’s school transportation services have historically included managed services contracts.  These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet.  In addition, the Company has financed a portion of its replacement school vehicles starting in fiscal year 2007 through operating leases. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis.  Currently, leased and managed buses account for approximately 15% of the Company’s fleet.  The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing.

In July, August and October 2010, the Company entered into additional leases with three major financial institutions to lease approximately $15.7 million in replacement school vehicles and $4.2 million in growth school vehicles for the 2010-2011 school year.  The term of these leases is six years at effective fixed rates in the range of 3.9% to 5.5%.  Annual lease payments on these additional leases will approximate $3.0 million per year for the term of the leases.

In July 2011, the Company entered into additional leases with four major financial institutions to lease approximately $17.0 million in replacement school vehicles and $5.4 million in growth school vehicles for the 2011-2012 school year.  The term of these leases is six years at effective fixed rates in the range of 2.8% to 5.0%.  Annual lease payments on these additional leases will approximate $3.5 million per year for the term of the leases.

Oil and Gas Interests

In January 2008, the Company closed the acquisition (the “Canadex Acquisition”) of all of the outstanding stock of Canadex Resources Limited (“Canadex”).  Canadex was a transportation and energy company consisting of two separate business segments.  The transportation segment represented school bus operations in Ontario, while the energy division held non-operating positions in oil and gas investments in the United States.  The interests in oil and gas properties are held through Canadex’s wholly owned subsidiary, Canadex Resources Inc. (“CRI”).  CRI invests as a non-operator in properties for the exploration and upstream production of crude oil, natural gas and condensates.  It holds junior participations in approximately 500 wells primarily in Texas and Oklahoma, with a few located in Louisiana and Kansas in the United States.  Approximately 70% of these wells produce natural gas.  CRI’s co-investments with a range of operators provide flexibility to exploit a variety of exploration and development opportunities.  The financial statements reflect the Company’s proportionate interest in the oil and gas activities as a non-operator.  Canadex, through a series of amalgamations subsequent to the Canadex Acquisition, was renamed Parkview Transit, which is a direct subsidiary of the Company.

The Company’s oil and gas revenues, on an annual basis, are approximately two percent of consolidated Company revenues.

Three Months Ended September 30, 2011 Compared to Three Months Ended September  30, 2010

The Company’s core business is school bus transportation.  As a result of the Canadex acquisition in January 2008, the Company has two reportable segments, school bus transportation and an oil and gas portfolio.  The oil and gas portfolio represents approximately two percent of the Company’s revenue on an annual basis.

The consolidated results for the first quarter of fiscal year 2012 include $1.6 million in oil and gas revenue, $0.7 million in related cost of operations and $0.3 million in depletion expense.  The consolidated results for the first quarter of fiscal year 2011 include $1.1 million in oil and gas revenue, $0.3 million in related cost of operations and $0.3 million in depletion expense.  The increase in revenue for the oil and gas portfolio of $0.5 million for the first quarter of fiscal year 2012 compared to the first quarter of fiscal year 2011 is due to increases in oil and natural gas commodity prices.

The remaining discussion of the Company’s operating results through “Loss from Operations” is related to the Company’s core school bus transportation segment.  Discussion of items below “Loss from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues:  Revenues for school bus transportation for the first quarter of fiscal year 2012 were $49.5 million compared to $42.0 million for the first quarter of fiscal year 2011, representing an increase of $7.5 million, or 17.9%.  Revenue for the first quarter of fiscal year 2012 was positively impacted by approximately $0.3 million related to the change in exchange rates between the Canadian dollar and the US dollar from the first quarter of fiscal 2011 to the first quarter of fiscal 2012 in connection with the translation of the Company’s Canadian operations into US dollars.  The Company closed three acquisitions (two of which were tuck-ins to existing terminal operations) in the first quarter of fiscal year 2012 and started operations on nine new bid contracts (six of which were tuck-ins) and one tuck-in conversion operation.  The Company closed three midyear acquisitions in fiscal year 2011 (in February 2011, January 2011, and December 2010), and started operations on three new bid contracts (two of which were tuck-ins to existing terminal operations) for the 2011 fiscal year.  In addition, the Company did not renew two contracts (one being a tuck-in) for the 2012 fiscal year.

The acquisitions completed during the fiscal year 2011, and the new acquisitions, bid-ins and conversion contracts for the 2012 fiscal year accounted for $5.9 million in new business growth in the first quarter of fiscal year 2012, which was partially offset by a $0.2 million revenue reduction resulting from the contracts not included in the results for the first quarter of fiscal year 2012.  The remaining $1.5 million increase in revenues resulted primarily from both contract rate increases and net increases in service requirements of existing contracts.

Cost of Operations:  Cost of operations for school bus transportation for the first quarter of fiscal year 2012 was $45.0 million as compared to $37.1 million for the first quarter of fiscal year 2011, representing an increase of $7.9 million or 21.4%.  The acquisitions completed during the fiscal year 2011 and the first quarter of fiscal year 2012, and the net new bid and conversion contracts for the 2012 fiscal year accounted for $5.0 million of the total increase in cost of operations, which was partially offset by a $0.2 million reduction resulting from the two contracts not included in the results for the first quarter of fiscal year 2012.  The remaining $3.1 million increase in cost of operations, net of new business and contracts not renewed for the first quarter of fiscal year 2012, resulted primarily from increased salaries and wages, operating expenses, fuel costs, and maintenance costs, offset by lower insurance expense.  Salaries and wages, net of new business and contracts not renewed for fiscal year 2012, increased $1.7 million due primarily to higher drivers’ wages.  As a percentage of revenue, drivers’ wages increased to 36.5% in the first quarter of fiscal year 2012 from 35.1% in the first quarter of fiscal year 2011.  Operating expenses, net of new business and contracts not renewed for fiscal year 2012, increased $0.3 million primarily due to an additional year of vehicle leasing costs.   Fuel costs for the first quarter of fiscal year 2012, net of new business and contracts not renewed for the fiscal year 2012, increased $1.3 million compared to the first quarter of fiscal year 2011 due primarily to market increases in fuel prices.  As a percentage of revenue, same terminal fuel increased to 9.7% for the first quarter of fiscal year 2012 compared to 7.1% for the first quarter of fiscal year 2011.  The Company currently has fuel mitigation features in approximately 60% of its contracts reflecting some form of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts.   The Company, for the 2012 and 2011 fiscal years, also entered into fixed price contracts with fuel suppliers to cover approximately 20% of its fuel exposure.  Maintenance costs, net of new business and contracts not renewed for fiscal year 2012, increased $0.2 million due primarily to an increase in parts expense and increased as a percentage of revenue to 7.6% in the first quarter of fiscal year 2012 from 7.5% in the first quarter of fiscal year 2011.  Insurance expense, net of new business and contracts not renewed for fiscal year 2012, decreased $0.4 million due primarily to reduction in fixed costs combined with certain developments in prior year claim accruals and decreased as a percentage of revenue to 4.1% in the first quarter of fiscal year 2012 from 5.2% in the first quarter of fiscal year 2011.

General and Administrative Expense:  General and administrative expense for school bus transportation for the first quarter of fiscal year 2012 was $8.9 million compared to $6.8 million for the first quarter of fiscal year 2011, an increase of $2.1 million or 31.1%.  As a percentage of revenue, total general and administrative expense increased to 17.9% for the first quarter of fiscal year 2012 from 16.1% for the first quarter of fiscal year 2011.  The acquisitions completed during the fiscal year 2011 and the first quarter of the fiscal year 2012, and the net new bid contracts for the 2012 fiscal year accounted for $0.6 million of the total increase in general and administrative expense.  The remaining $1.5 million increase in general and administrative expense resulted primarily from an increase in professional fees associated with Company’s listing on the NASDAQ and the conversion to US GAAP  and increased administrative compensation in the first quarter of fiscal year 2012 compared to the first quarter of fiscal year 2011.

Acquisition Expense: Acquisition expense for school bus transportation for the first quarter of fiscal year 2012 was $37 thousand dollars.  Acquisition expense for school bus transportation for the first quarter of fiscal year 2011 was $0.2 million.  Acquisition expenses in both periods related to transaction expenses associated with acquisitions that are expensed as incurred under US GAAP.

Non-Cash Stock Compensation:  Non-cash stock compensation expense for school bus transportation for the first quarter of fiscal year 2012 was $0.5 million.  The non-cash compensation expense was related to the issuance of 77,666 Class B Series Three shares of STA Holdings in the first quarter of fiscal year 2012.  Non-cash stock compensation expense for school bus transportation for the first quarter of fiscal year 2011 was $2.1 million.  The non-cash compensation expense was related to the issuance of 419,427 Class B Series Three shares of STA Holdings in the first quarter of fiscal year 2011. The decrease in non-cash compensation expense in the first quarter of fiscal year 2012 compared to the first quarter of fiscal year 2011 results from the timing of annual share grants under the EIP.

Depreciation Expense:  Depreciation expense for school bus transportation for the first quarter of fiscal year 2012 was $3.2 million compared to $2.9 million for the first quarter of fiscal year 2011, an increase of $0.3 million. The increase was completely related to the vehicles associated with the acquisitions closed in fiscal years 2012 and 2011 and the net new bid contracts for fiscal year 2012.  As a percentage of revenue, same-terminal depreciation expense decreased to 6.4% for the first quarter of fiscal year 2012 from 6.8% for the first quarter of fiscal year 2011.

Amortization Expense:  Amortization expense for school bus transportation for the first quarter of fiscal year 2012 was $0.8 million compared to $0.9 million in the first quarter of fiscal year 2011.  As a percentage of revenue, amortization expense decreased to 1.6% for the first quarter of fiscal year 2012 from 2.1% for the first quarter of fiscal year 2011.

Loss from Operations:  Loss from operations for school bus transportation was $8.9 million for the first quarter of fiscal year 2012 compared to $8.0 million for the first quarter of fiscal year 2011.  The increase in loss of $0.9 million resulted from the operating line items discussed above, and reflects a negative impact of $0.1 million in exchange rates between the Canadian dollar and the US dollar from the first quarter of fiscal 2011 to the first quarter of fiscal 2012 in connection with the translation of the Company’s Canadian operations for the first quarter of fiscal 2012 into US dollars.

Interest Expense:  Interest expense for the first quarter of fiscal year 2012 was $3.8 million compared to $3.1 million for the first quarter of fiscal year 2011.  The increase in interest expense of $0.7 million was primarily from the increase of approximately $37.9 million in average debt for the first quarter of fiscal year 2012, compared to the first quarter of fiscal year 2011.

Unrealized Loss on Derivative Contracts:  Unrealized loss on derivative contracts was $1.6 million for the first quarter of fiscal year 2012 compared to an unrealized gain of $1.2 million for the first quarter of fiscal year 2011.  The increase in unrealized loss of $2.8 million primarily reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on distributions related to the change in exchange rates during the first quarter of fiscal year 2012 compared to the first quarter of fiscal year 2011.

Foreign Currency Loss (Gain):  Foreign currency loss for the first quarter of fiscal year 2012 totaled $4.1 million compared to foreign currency gain of $0.5 million for the first quarter of fiscal year 2011.   The increase in foreign currency loss of $4.6 million resulted primarily from the non-cash foreign currency re-measurement loss of $4.7 million related to STI’s issuance of US dollar denominated 6.25% Convertible Debentures.

Other (Income) Expense, net:  Other income for the first quarter of fiscal year 2012 totaled $1.0 million compared to other expense of $0.4 million for the first quarter of fiscal year 2011.   The increase in other income of $1.4 million resulted primarily from the decrease in the Class B share expense in the first quarter of fiscal year 2012 compared to the first quarter of fiscal year 2011.

Loss before Income Taxes:  Loss before income taxes was $16.8 million for the first quarter of fiscal year 2012 compared to loss before income taxes of $9.2 million for the first quarter of fiscal year 2011. This increase in loss of $7.6 million resulted primarily from the increase in unrealized loss on derivative contracts of $2.8 million, the increase in foreign currency loss of $4.6 million, the increase in loss from operations of $0.9 million from the school bus transportation segment, and the increase in interest expense of $0.7 million, offset by the increase in other income of $1.4 million.

Net Loss:  Net loss for the Company for the first quarter of fiscal year 2012 totaled $11.3 million, which included a recovery of income taxes of $5.5 million.   Net loss for the first quarter of fiscal year 2011 amounted to $5.0 million, which included a recovery of income taxes of $4.2 million. The effective tax rates for the first quarter of fiscal year 2012 and the first quarter of fiscal year 2011 were 32.8% and 45.7%, respectively. The decrease in the effective tax rate for the first quarter of fiscal year 2012 compared to the first quarter of fiscal year 2011 was primarily due to the mix of the Company’s effective Canadian and U.S. tax rates, and the apportionment of the Company’s income/loss before income taxes resulting from the operations in each country, and a decrease in the Canadian tax rate.  Basic and diluted net loss per common share was $0.18 for the first quarter of fiscal year 2012 compared to $0.09 for the first quarter of fiscal year 2011.

Liquidity and Capital Resources

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule.  During the summer school break, revenue is derived primarily from summer camps and private charter services.  As schools are not in session, there is no school bus transportation revenue during this period.  The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the school summer break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period.  Replacement capital expenditures have historically been funded by a combination of borrowings on the Company’s credit facility and through operating lease financings. Investment capital spending for new bid and contract awards has historically been funded with proceeds from debt and equity financings along with cash flow from operations.  As the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year.  The subsequent quarters of the fiscal year typically generate excess cash, as schools are in session and the majority of replacement capital expenditures and investment capital spending having occurred in the first quarter.  Due to this seasonality, the Company views available cash flow on an annualized basis.  The Company has historically funded its distributions with cash from operations on an annual basis.

On July 15, 2010, the Company acquired Leuschen Bros. Limited, (“Leuschen”) a school bus operator based in Sudbury, Ontario, for approximately Cdn $19.6 million.

 On December 21, 2010, the Company closed its acquisition of all of the outstanding common stock of Kevah Konner, Inc. (the “Konner Acquisition”), located in Pinebrook, New Jersey for approximately $3.7 million.

On January 7, 2011, the Company closed its acquisition of all of the outstanding common stock of  Grand Island Transit Corporation, Ridge Road Express, Inc., a wholly owned subsidiary of Grand Island Transit Corporation, and Scholastic Transportation Management Services, Inc. (collectively “Ridge Road”), all based in Lockport, New York. The aggregate purchase price of this acquisition was approximately $23.7 million.

On February 16, 2011, the Company closed its acquisition of all of the outstanding common stock of Ocean State Transit LLC, (the “Ocean State Acquisition”), located in Middletown, Rhode Island.  The aggregate purchase price of this acquisition was $10.8 million.

The Company closed three acquisitions during the quarter ended September 30, 2011.  On July 13, 2011, the Company acquired certain assets of Schumacher Bus Lines, located in Ontario, Canada.  On August 4, 2011, the Company acquired certain assets and contracts of S&K Transportation Inc, located in Ontario Canada. On August 26, 2011, the Company purchased all the outstanding stock of A&B Bus, Co. located in California.  The aggregate purchase price of these acquisitions was $3.0 million.

On February 4, 2011, the Company refinanced its senior debt under its existing credit facility and entered into a new amended and restated credit agreement (the “Third Amended and Restated Credit Agreement”).  The existing agreement had a maturity date of December 14, 2011.  The Third Amended and Restated Credit Agreement has an initial commitment of approximately $140.0 million and includes a US $95.0 million loan facility and a Canadian $45.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts.  The Company may request an increase to the $140.0 million initial commitment for up to $100.0 million in additional commitments, so long as no default or event of default has occurred and is continuing.  The Third Amended and Restated Credit Agreement has a five year term with a maturity date of February 4, 2016.

Borrowings under the Third Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (3.25% at September 30, 2011), plus the applicable margin, which ranges from 1.00% to 1.75%, depending on STA Holdings’ senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement, plus the applicable margin, which ranges from 2.25% to 3.00%, depending on STA Holdings’ senior leverage ratio on the pricing date.  The Company did not have any Eurodollar Loan borrowings at September 30, 2011.

In December 2006, the Company issued senior secured notes (the “Senior Secured Notes”) under a note purchase agreement (the “Note Purchase Agreement”) with two Canadian insurance companies.  The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%.  The Senior Secured Notes rank pari passu with borrowings under the Third Amended and Restated Credit Agreement, and mature on December 14, 2011.  On November 10, 2011, the Company rolled over and extended the maturity of the $35 million Senior Secured Notes for a five year term.  The rollover of the Senior Secured Notes now reflects a fixed coupon of 4.24% and a maturity of November 10, 2016.

Borrowings under the Third Amended and Restated Credit Agreement are collateralized by the unencumbered assets of Parkview, STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries.  In addition, payment and performance of the obligations under the Third Amended and Restated Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries and by Parkview.  Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its U.S. subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries.  In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

During the fiscal years ended June 30, 2010 and 2011, STI closed the Convertible Debentures offerings and on December 21, 2009, the Company redeemed for cash, all of the outstanding 14% subordinated notes of STA ULC as discussed above under the heading “General”.

During the fiscal year 2011, certain holders of the Company’s 7.5% Convertible Debentures converted Cdn $25.7 million of the convertible debentures into 4,985,420 shares of common stock at a conversion price of Cdn $5.15 per common share.

During the the first three months of fiscal year 2012, net cash used in operations totaled $15.6 million, which reflects a $9.5 million use of cash for net working capital.  The Company’s investing activities for the first quarter of fiscal year 2012 resulted in a use of cash of $16.2 million.  Included in these investing activities were (i) $2.7 million in funding for the three acquisitions which closed in the first quarter of fiscal year 2012, (ii) capital expenditures related to the new bid contracts for fiscal year 2012 of $8.7 million (which includes  $0.1 million in the Oil & Gas investments in new wells), (iii) $5.1 million in net capital expenditures related to replacement capital spending (which includes $0.3 million in Oil & Gas investments in existing wells), and (iv) $0.3 million in proceeds from sale of equipment.  The Company’s financing activities for the first quarter of fiscal year 2012 represented a source of cash of $28.1 million. Included in these financing activities were (i) $46.2 million in credit agreement borrowings and $10.1 million in credit agreement repayments, (ii) $7.4 million in dividend payments made during the first quarter of fiscal year 2012, (iii) $0.2 million in payments to repurchase Class B Series

Two and Three common shares, and (iv) $0.3 million in repayments on seller and other debt.

At September 30, 2011, debt outstanding under the Third Amended and Restated Credit Agreement and Senior Secured Notes totaled $56.9 million and $35.0 million, respectively.  The Company had approximately $81.8 million in borrowing availability under the loan facilities, subject to continued covenant compliance, of the Third Amended and Restated Credit Agreement (excluding the remaining $100.0 million in additional commitments the Company may request under the Third Amended and Restated Credit Agreement).  In addition, at September 30, 2011, outstanding debt included approximately $130.5 million in Convertible Debentures and $0.8 million in promissory notes due to former owners of businesses acquired by the Company.  The Note Purchase Agreement has a five year term with a maturity date of December 14, 2011.   The 7.5% Convertible Debentures and 6.75% Convertible Debentures both have 5-year terms are denominated in Canadian dollars and are due and payable on October 31, 2014 and June 30, 2015, respectively, and are callable by the Company beginning in November 2012 and July 2013, respectively.  The 6.25% Convertible Debentures have a 7-year term are denominated in US dollars and are due and payable on June 30, 2018 and are callable by the Company beginning in July 2014.  The promissory notes due to former owners of businesses acquired by the Company have various due dates in the 2012 and 2013 fiscal years.

The Company expects to be able to renew or refinance its various loan facilities as they become due at then current market rates (See “Forward-Looking Statements”).

During July, August and October 2010, the Company entered into additional leases with three major financial institutions to lease approximately $15.7 million in replacement school vehicles and $4.2 million in growth school vehicles for the 2010-2011 school year.  The term of these leases is six years at effective fixed rates in the range of 3.9% to 5.5%.  Annual lease payments on these additional leases will approximate $3.0 million per year for the term of the leases.

In July 2011, the Company entered into additional leases with four major financial institutions to lease approximately $17.0 million in replacement school vehicles and $5.4 million in growth school vehicles for the 2011-2012 school year.  The term of these leases is six years at effective fixed rates in the range of 2.8% to 5.0%.  Annual lease payments on these additional leases will approximate $3.5 million per year for the term of the leases.

The Company operates a fleet of approximately 7,500 vehicles as at September 30, 2011 and consumes substantial amounts of fuel for its operations.  While the Company currently has fuel mitigation features in approximately 60% of its contracts that provide some measure of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts, there is no assurance that it will be able to adequately protect itself from increases in such costs other than those contractually obligated.  In addition, for the fiscal years 2011 and 2012, the Company entered into fixed price contracts with fuel suppliers to further mitigate against price increases on an additional 20% of its fuel exposure.

The Company intends to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that it is able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of common shares and debt securities.

Segment Information

As a result of the Canadex Acquisition, the Company has two reportable segments, a transportation segment and an oil and gas segment.  The transportation segment provides school bus and management services to public and private schools in North America.  The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests in the United States.

	For the three months ended September 30, 2011
	Transportation	Oil and Gas	Total

Revenue	$49,505	$1,599	$51,104

Operating (loss) income	$(8,908)	$581	$(8,327)

Unallocated expenses			8,440
Income tax recovery			(5,503)
Net loss			$(11,264)

	For the three months ended September 30, 2010
	Transportation	Oil and Gas	Total

Revenue	$42,000	$1,137	$43,137

Operating (loss) income	$(7,977)	$583	$(7,394)

Unallocated expenses			1,763
Income tax recovery			(4,185)
Net loss			$(4,972)

	As at	As at
	September 30, 2011	June 30, 2011
Total Assets
Transportation	430,627	420,837
Oil and Gas	9,623	9,265
	$440,250	$430,102

Commitments and Contractual Obligations

Commitments and contractual obligations primarily include obligations associated with outstanding indebtedness and lease obligations.  The following table shows contractual obligations and commitments related to the outstanding indebtedness as of September 30, 2011 and the related payment by period due.

Maturities of long-term debt are as follows (in 000’s):

	Third
	Amended	Senior	Due to
	Credit	Secured	Former	Convertible
	Facility	Notes	Owners	Debentures
Year ending June 30,
2012 (10/1/11-6/30/12)	$-	$-	$550	$-
2013	-	-	250	-
2014	-	-	-	-
2015	-	-	-	71,624
2016 and thereafter	56,851	35,000	-	58,901
	$56,851	$35,000	$800	$130,525

The following table represents future minimum rental payments and operating lease payments under non cancelable operating leases as at September 30, 2011 (in 000’s):

	Operating	Vehicle
	Leases	Leases	Total
Year ending June 30,
2012 (10/1/11-6/30/12)	$6,649	$10,057	$16,706
2013	5,634	10,180	15,814
2014	4,283	9,134	13,417
2015	3,274	8,118	11,392
2016	2,481	3,171	5,652
2017 and thereafter	5,599	6,198	11,797
Total minimum payments	$27,920	$46,858	$74,778

If the operating leases for vehicles were treated as capital leases, the senior debt and total debt would approximate $138.7 million and $270.0 million, respectively as at September 30, 2011.  Further, the senior debt to EBITDA ratio (as defined in the Third Amended and Restated Credit Agreement adjusted for capitalization of vehicle leases) would increase 0.5:1, and the total debt to EBITDA ratio would increase 0.2:1.

Outstanding Share Data

As at September 30, 2011, the Company had  62,243,484 issued and outstanding common shares, $23.9 million principal amount of 7.5% Convertible Debentures convertible into approximately 4.9 million common shares, $47.7 million principal amount of 6.75% Convertible Debentures convertible into approximately 6.9 million common shares, and $58.9 million principal amount of 6.25% Convertible Debentures convertible into approximately 6.3 million common shares.  There are no preferred shares issued and outstanding.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to market risks arising from adverse changes in interest rates and the Cdn$/US$ foreign currency exchange rate.  Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. Except for the changes in the Cdn$/US$ foreign currency exchange rate during the fiscal year 2011, there have been no other material changes to the Company’s exposure to the above-mentioned market risks during the fiscal year 2012.

As at September 30, 2011, the Company’s material variable rate borrowings included the outstanding borrowings under the Third Amended and Restated Credit Agreement.  As at September 30, 2011, the Company had $56.9 million in outstanding indebtedness under the Third Amended and Restated Credit Agreement.  A 100 basis point change in interest rates, applied to these borrowings as at September 30, 2011, would result in an approximate $0.6 million annual change in interest expense and a corresponding change in cash flow.

In connection with the dividends on the common shares issued, the Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the anticipated dividends from STA, Inc. to STA Holdings will be paid in U.S. dollars and the currently anticipated dividends on common shares will be paid in Canadian dollars.  At the time of its initial public offer, the Company entered into and thereafter maintained hedge contracts in connection with the initial level of distributions for a five-year period.  As part of the Company's periodic review of the Company's hedging practices, the board of directors has authorized management to consider appropriate changes to the Company's practices, including reducing the periods covered and the portion of anticipated dividends covered under the Company’s hedging strategy.  During fiscal year 2008, the Company determined to reduce the periods covered by hedges from five years down to three years as a result of changes in the Company's business since the time of the Company’s initial public offering, including the significant increase in cash flow in Canadian dollars. In May 2011, the Company determined to further reduce the periods covered under the Company’s hedging strategy from three years down to approximately one and one-half years and reducing the portion of currently anticipated dividends covered under the Company’s hedging strategy from 72% to approximately 50%.  The Company will continue to review its hedging practices in connection with additional changes in the Company’s business and capital structure.

At September 30, 2011, the Company had 12 monthly forward foreign exchange contracts outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)

October 2011-September 2012	12	13.9	14.7	1.0514
	12	13.9	14.7

The forward foreign exchange contracts cover approximately 46% of currently anticipated dividends and interest payments on the 7.5% and 6.75% Convertible Debentures through March 2014 based on the current dividend rate in effect for the past year.  The Company intends to fund the remaining amount of currently anticipated dividends and interest payments with cash flows from operations, including the Company’s Canadian operations, as it continues to grow its Canadian dollar cash flows via the execution of its growth strategy in Canada.

At September 30, 2011, STA Holdings had unrealized foreign exchange gains on the open forward currency exchange contracts totaling $15 thousand dollars.

The Company is also exposed to changes in the market price of fuel in the ordinary course of business.  As a partial mitigation of the impact of fuel price volatility on the Company’s results, approximately 60% of the Company’s revenue contracts have some form of mitigation against fuel price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts.  The Company, for the 2011 and 2012 fiscal years, also entered into fixed price contracts with fuel suppliers to cover approximately 20% of its remaining fuel exposure.

Summary of Quarterly Results

	Cdn GAAP	Cdn GAAP	Cdn GAAP	US GAAP	Cdn GAAP	Cdn GAAP	Cdn GAAP	US GAAP
	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr
	2010	2010	2010	2011	2011	2011	2011	2012

Revenues	$74,285	$77,675	$77,771	$43,137	$81,306	$90,969	$89,872	$51,104

Net income (loss)	$1,312	$4,127	$268	$(4,972)	$3,065	$1,716	$2,634	$(11,264)

Net income (loss) per share	$0.02	$0.07	$0.01	$(0.09)	$0.05	$0.03	$0.04	$(0.18)

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule.  During the summer school break, revenue is derived primarily from summer camps and private charter services.  As schools are not in session, there is no school bus transportation revenue during this period.  Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break.  Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June.  A full year’s worth of depreciation is recorded in these ten months to correspond to the vehicle’s usage.

Internal Controls over Financial Reporting

We have evaluated our internal controls over financial reporting and determined that no changes were made in the Company’s internal controls over financial reporting during the three months ended September 30, 2011, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.  Management is, however, continually monitoring and seeking to improve the Company’s infrastructure and controls.

Transactions with Related Parties

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO.  The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts.  These fleet valuation services are provided free of charge.  The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO.  The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles.  The Company paid the transportation equipment dealer $0.3 million for each of the three months ended September 30, 2011 and 2010.

              These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Subsequent Events

 On October 3 and 5, 2011 STA Holding granted 462,804 Class B Series Three common shares pursuant to the EIP.  The Company will recognize a non-cash stock based expense related to theses grants during the quarter ended December 31, 2011.

 On October 17, 2011 the Company acquired Student Transportation Services LLC (“STS”), located in Passaic County, New Jersey for approximately $4.5 million consisting of $4.1 million in cash and $0.4 million in deferred payments.

 On October 18, 2011, the Company entered into seven additional monthly forward foreign exchange contracts at a rate of Cdn $1.0230 to hedge approximately Cdn $1.2 million of the monthly dividend distributions from October 2012 through April 2013.

 On November 10, 2011, the Company rolled over and extended the maturity of the $35 million Senior Secured Notes for a five year term.  The original maturity of the Senior Secured Notes was December 31, 2011 and the Senior Secured Notes carried an initial fixed coupon of 5.941%.   The rollover of the Senior Secured Notes now reflects a fixed coupon of 4.24% and a maturity of November 10, 2016.

On October 20, 2011, the Company received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its common shares up to an aggregate purchase price of C$5 million as appropriate opportunities arise from time to time in the 12-month period commencing on October 24, 2011 and ending on October 24, 2012.  As at November 10, 2011, no purchases of common shares have been made under the normal course issuer bid through borrowings on its credit facility or out of available cash.  Any purchase of common shares will be made at market prices and the common shares will be cancelled upon their purchase by the Company.

Forward-Looking Statements

Certain statements in this Management’s Discussion and Analysis are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding the Issuer’s and the Company’s revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and negative forms  thereof, suggesting future outcomes or events.

These forward-looking statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis.  Actual results may vary from the forward-looking statements.  Specifically, forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved.  A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to under “Risk Factors” such as an inability to control the Company’s operating expenses,  significant capital expenditures, reliance on certain key personnel, the possibility that a greater number of employees will join unions, the Company’s acquisition strategy, an inability to achieve the Company’s business objectives, increased industry competition, rising insurance costs, new governmental laws and regulations, a lack of insurance coverage for certain losses, environmental requirements, seasonality of the industry in which the Company operates, any inability to maintain letters of credit and performance bonds and the termination of certain of the Company’s contracts for reasons beyond management’s control.  Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance.  Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Company believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material.  These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as specifically required by applicable law.

Critical Accounting Policies and Estimates

In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards (“IFRS”) for all reporting companies effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011.  As a result, management undertook a detailed review of the implications of the Company having to report under IFRS.  In addition, management also examined the alternative available to the Company, as an SEC issuer (as defined under applicable Canadian securities laws), of filing its primary financial statements in Canada using United States generally accepted accounting principals (“US GAAP”).

In carrying out this evaluation, management considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on the Company’s reported results and key performance indicators, and (ii) the financial reporting needs of the Company’s market participants, including shareholders, lenders and market analysts.

As a result of this analysis, management adopted U.S. GAAP as its primary basis of financial reporting with the first reporting period beginning after July 1, 2011 on a retrospective basis.  All comparative financial information contained in the unaudited interim financial statements has been revised to reflect the Company’s results as if they had been historically reported in accordance with US GAAP.

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they may pertain to future events.  Management bases these estimates on historical experience and on various other assumptions that it believes to be reasonable and appropriate.  Actual results may differ significantly from these estimates.  The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations.

Goodwill and Other Identifiable Intangibles.  Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method.  Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter. When assessing goodwill impairment, the Company first compares the fair value of goodwill to its carrying value.

If the carrying value exceeds the fair value, the carrying value is then compared to the implied value of goodwill.  If the carrying value exceeds the implied value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess.  When assessing the impairment for trade names, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate.  Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company.  The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives.  Covenants not to compete are amortized on a straight-line basis over an estimated useful life of 2 to 5 years.

Impairment of Long-Lived Assets.   Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company’s expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Insurance Reserves. The Company’s insurance reserves reflect the estimated deductible amounts the Company is responsible for under the workers’ compensation and vehicle liability insurance programs.  Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, in addition to third party premiums/expenses associated with this coverage.  We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers’ compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary.  Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience.

Stock Based Compensation.   The Company accounts for stock-based compensation and other stock-based payments using the fair value method.  Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2011 and both Class B Series Two and Series Three common shares during fiscal year 2010. All new share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuance of Class B Series Two common shares. These shares are accounted for as liability upon issuance. The Company non cash stock-based compensation expense based on the estimated fair value on the date of grant of the shares issued.

The Class B Series Two and Class B Series Three common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. In the case of the Class B Series Two common shares issued pursuant to the EIP during the period the IPS structure was in place, the put option provides for a fair market value of Class B Series Two common shares put at an amount equal to the US$ equivalent of the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put plus Cdn. $3.847 (an amount equivalent to the value of the Subordinated Note component of the IPS).  In the case of the Class B Series Three common shares to be utilized for EIP share grants subsequent to the end of the IPS structure, the put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the US$ equivalent of the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put.  Stock based compensation expense associated with the issuance of Class B Series Two and Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Income Taxes.   Income taxes have been computed utilizing the liability approach.  Future income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements.  Future tax assets and liabilities are determined by using substantively enacted tax rates expected to be in effect when the taxes will actually be paid or refunds received.  A valuation allowance is recorded when the expected realization of a future income tax asset is not considered to be more likely than not.  The recorded future income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

Accounting for Derivatives and Hedging Activities.  The Company generally accounts for derivatives on an accrual basis.  Derivatives are recorded at fair value on the balance sheet, which, in accordance with ASC 820, “Fair Value Measurement” requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  Changes in fair value will be recorded in the income statement or through other comprehensive income depending on the nature of the derivative instrument. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking these transactions.

Oil and Gas Reserve Estimates.  Estimates of oil and gas reserves in the consolidated financial statements are prepared through reserve engineering, which is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner.  The process relies on interpretations of available geographical, geophysical, engineering and production data.  The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

The Company’s reserve information is based on estimates prepared by independent oil and gas industry consultants.  Estimates prepared by others may be different than these estimates.  Because these estimates depend on many assumptions such as projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which may differ from actual results, reserve estimates may be different from the quantities of oil and gas that are ultimately recovered.  In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

The present value of future net oil and gas revenues should not be assumed to be the current market value of the Company’s estimated oil and gas reserves.  Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.  Reserve estimates can have a significant impact on earnings, as they are a key component in the calculation of oil and gas depreciation and depletion.

A downward revision in the reserve estimate could result in a higher depreciation and depletion charge to earnings.  In addition, if the net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates, the excess must be written off as an expense charged against earnings.

Asset Retirement Obligations.  The asset retirement obligation provision recorded in the consolidated financial statements is based on estimate of total costs for future restoration and abandonment of oil and natural gas wells and facilities, as well as estimates of when these costs will occur.  The estimates are based on the Company’s net ownership interest in the wells.  Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.

Risk Factors

A discussion of general and specific risk factors that could affect our financial performance is found under the heading “Risk Factors” in our “Annual Information Form” for the fiscal year ended June 30, 2011, which is available on SEDAR at www.sedar.com and which section is incorporated herein by reference.